     Filed by Sky Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Sky Financial Group, Inc.
(Commission File No. 001-14473)

Forward-looking Statement

      This filing contains certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the merger between Huntington Bancshares Incorporated (“Huntington”) and Sky Financial Group, Inc. (“Sky Financial”), which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of Huntington and Sky Financial may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the merger may not be obtained on the proposed terms and schedule; Huntington and/or Sky Financial’s stockholders may not approve the merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in Huntington’s 2005 Annual Report on Form 10-K/A, Sky Financial’s 2005 Annual Report on Form 10-K, and documents subsequently filed by Huntington and Sky Financial with the Securities and Exchange Commission. All forward-looking statements included in this filing are based on information available at the time of the filing. Neither Huntington nor Sky Financial assumes any obligation to update any forward-looking statement.

Additional Information About the Merger and Where to Find It

      Huntington and Sky Financial will be filing relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4 which will include a proxy statement/prospectus. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Huntington and Sky Financial, at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington, Huntington Center, 41 South High Street, Columbus, Ohio 43287, Attention: Investor Relations, 614-480-4060, or Sky Financial, 221 South Church Street, Bowling Green, Ohio, 43402. The final proxy statement/prospectus will be mailed to stockholders of Huntington and Sky Financial.

      Stockholders are urged to read the proxy statement/prospectus, and other relevant documents filed with the Securities and Exchange Commission regarding the proposed transaction when they become available, because they will contain important information.

      The directors and executive officers of Huntington and Sky Financial and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Huntington’s directors and executive officers is available in its proxy statement filed with the SEC by Huntington on March 8, 2006. Information regarding Sky Financial’s directors and executive officers is available in its proxy statement filed with the SEC by Sky Financial on February 23, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

A Value Added Combination

A Stronger Regional Presence

December 21, 2006

1

Meeting Participants

Huntington

Tom Hoaglin

- Chairman, President and Chief Executive Officer

Don Kimble

- Executive Vice President – Chief Financial Officer

Jay Gould

- Senior Vice President – Investor Relations

Sky®

Marty Adams

- Chairman, President and Chief Executive Officer

2

Presentation Overview

- Why this transaction?
- A value added combination
- A stronger regional presence
- Organizational structure
- Low execution risk
- Appendix

3

Why This Transaction?

A Huntington Perspective

- **Fits our M&A philosophy and pricing parameters**
  - Creates shareholder value
  - Improves market share in existing markets
  - Expands into new markets with significant market shares
  - Increases customer convenience
  - Compatible cultures of local decision-making and focus on customer service excellence

A Sky Financial Perspective

- **Provides attractive shareholder returns**
  - Receive an immediate premium
  - Will also participate in value created by the merger
- **Enhances customer convenience and gives access to a broader array of products and services**
- **Retains local management**
- **Compatible cultures**

4

Attractive Shareholder Benefits [1]

- **Immediately accretive** (excluding merger-related charges)

	GAAP EPS	Cash EPS
2007 [2]	$0.01 / 0.5%	$0.06 / 3.0%
2008	$0.09 / 4.5%	$0.18 / 8.8%

- **10%+ accretive on incremental shares**
- **16% Internal rate of return**
  - Based on HBAN's existing P/E of 13.0 X
- **NPV of synergies exceeds premium paid**
- **Reasonably priced**

(1) See slides 25 – 28 in the appendix for details and assumptions
(2) Assumes July 2007 close

5

Transaction Summary

Transaction value:	$3.6 billion (90% Stock / 10% Cash)
Consideration:	1.098 shares + $3.023 cash for each share of SKYF
Per share value:	$30.22 (includes cash payment)
HBAN shares issued:	130 million
Transaction structure:	Stock portion: tax-free exchange Cash payment: taxable
Due diligence:	Completed
Cost savings estimate:	$115 million pre-tax 25% of SKYF base / 8% of combined base
Restructuring charge:	$200 million pre-tax
Required approvals:	Regulatory; HBAN & SKYF shareholders
Anticipated closing:	July 2007
Termination fee:	$125 million

6

Transaction Pricing

	HBAN / SKYF (1)	Nationwide (2)	Midwest / Northeast (3)
1-week premium to shareholders	**23%**	23%	28%
Price / current year EPS (4)	**16.2 X**	17.0 X	15.7 X
Price / book value	**1.90 X**	2.60 X	2.51 X
Price / tangible book value	**3.38 X**	3.78 X	3.78 X
Core deposit premium (5)	**24%**	31%	27%

(1) SKYF is pro forma for recent acquisitions.
(2) Nationwide comparable transactions defined as select bank and thrift transactions since 1/1/04 with a deal value between $1 bn and $11 bn.
(3) Midwest / Northeast comparable transactions defined as select bank and thrift transactions since 1/1/04 with a deal value between $1 bn and $11 bn for targets located in Midwest and Northeast regions.
(4) SKYF's 2006 mean EPS estimate of Wall Street analysts per Thomson Financial.
(5) Represents total deposits less CDs >$100K and other deposits deemed non-core

7

Attractive Financial Benefits (1)

- **Improves net interest margin**
  - Raises loan yields
  - Lowers deposit costs

		HBAN	Pro Forma	Change
Loan yield (2)	3Q06	6.96 %	7.22 %	0.26 %
Deposit rate (3)	3Q06	3.14	3.10	(0.04)
Net interest margin (4)	3Q06	3.22	3.39	0.17

- **Improves efficiency ratio**

		HBAN	Pro Forma	Change
Efficiency ratio (5)	3Q06	57.8 %	54.1 %	(3.7) %

- **New retail and commercial insurance agency line of business**
- **Maintains strong capital levels**
  - Leverage ratio exceeds 7%
  - Tangible equity ratio approximately 6% pro forma in Year 1
- **Diversifies loan portfolio**

(1) Based on 3Q06 results excluding any purchase accounting adjustments
(2) See slide 29 in appendix
(3) See slide 30 in appendix; includes non-interest bearing deposits
(4) See slide 31 in appendix; represents SKYF pro forma 3Q06 NIM of 3.49% + 16 bp improvement from announced investment portfolio restructuring
(5) Pro forma includes pro-rata estimate of targeted $115 MM of expense saves

8

A Better-Balanced Franchise (1)

Loan Composition

Huntington	Sky Financial (2)	Pro Forma

Other consumer 2%
M/M C&I 21%
Residential mortgage 18%
Home equity 19%
M/M CRE 15%
Auto loans & leases 15%
Small business 10%

3Q06 Yield: 6.96%

Other consumer 2%
Residential mortgage 14%
M/M C&I 24%
Home equity 16%
Auto loans & leases 3%
Small business 4%
M/M CRE 36%

3Q06 Yield: 7.77%

Other consumer 2%
Residential mortgage 17%
M/M C&I 22%
Home Equity 18%
M/M CRE 22%
Auto loans & leases 12%
Small business 8%

3Q06 Yield: 7.22%

Deposit Composition

Huntington	Sky Financial (2)	Pro Forma

Brokered deposits 13%
Foreign 2%
DDA - nonint. bearing 14%
Other domestic > $100,000 5%
Core CDs 22%
DDA - int. bearing 32%
Savings & other 12%

3Q06 Rate: 3.14% (3)

Brokered deposits 8%
Foreign 0%
DDA - nonint. bearing 14%
Other domestic > $100,000 12%
DDA - int. bearing 5%
Savings & other 28%
Core CDs 33%

3Q06 Rate: 3.03% (3)

Brokered deposits 12%
Foreign 1%
DDA - nonint. Bearing 14%
Other domestic > $100,000 7%
DDA - int. bearing 22%
Core CDs 26%
Savings & other 17%

3Q06 Rate: 3.10% (3)

(1) 3Q06 average balances
(2) Pro forma: reported 3Q06 amounts adjusted for subsequent acquisitions
(3) Includes non-interest bearing deposits

9

A Stronger Regional Presence

HBAN
SKY
WI
MI
NY
PA
IL
IN
OH
Toledo
Cleveland
Columbus
Indianapolis
WV
VA
KY

Pro Forma Deposits - Top 11 MSAs

MSA	Rank	BOs	Deposits	Share
Columbus	1	81	$8,625	28.1%
Cleveland	5	78	3,330	5.2
Indianapolis	3	63	2,624	10.6
Detroit	8	42	2,297	2.6
Toledo	1	56	2,258	24.9
Pittsburgh	7	46	1,845	3.0
Youngstown	1	40	1,777	21.5
Cincinnati	5	37	1,546	3.8
E. Liverpool-Salem	1	15	1,261	57.9
Canton-Massillon	1	28	1,238	24.3
Grand Rapids	3	23	1,216	10.3

BOs = Banking offices

Source: SNL Financial, company presentations and filings. FDIC deposit data as of June 30, 2006; excludes the impact of any banking office closings

10

A Stronger Regional Presence

Strengthens Ohio Franchise

- **#3 deposit market share**
- **#1 in banking offices**
- **819 ATMs**
  - 573 Huntington
  - 246 Sky Financial

Pro Forma

		($B)	BOs
1	National City	$30.9	409
2	Fifth Third	25.9	389
	HBAN / SKYF	**24.9**	**449**
3	KeyCorp	22.8	225
4	**HBAN**	**16.3**	**228**
5	JPM Chase	15.6	281
6	U.S. Bancorp	14.2	353
7	**SKYF**	**8.6**	**221**
8	RBS Group	8.3	177
9	First Merit	7.1	156
10	Third FS&LA	4.9	26

11

A Stronger Regional Presence

Strengthens Indianapolis Franchise

- **#3 deposit market share**
- **#3 in banking offices**
- **120 ATMs**
  - 70 Huntington
  - 50 Sky Financial

Pro Forma

		($B)	BOs
1	JPM Chase	$5.8	75
2	National City	4.6	74
	HBAN / SKYF	**2.6**	**63**
3	Fifth Third	2.4	50
4	**SKYF**	**2.0**	**44**
5	First Indiana	1.5	30
6	KeyCorp	0.9	24
7	Regions Fin'l	0.9	28
8	NB Indianapolis	0.8	9
9	**HBAN**	**0.6**	**19**
10	Lincoln Bancorp	0.5	14

12

A Stronger Regional Presence

	Offices (1)		Market Share (2)	
	Now	Pro Forma	Now	Pro Forma
Strengthens Existing Markets				
◆ #1 – Columbus	67	81	27%	28%
◆ #5 – Cleveland	47	78	4	5
◆ #1 – Toledo	20	56	11	25
◆ #1 – Canton-Massillon	16	28	15	24
◆ #6 – Akron	13	28	4	8
◆ #6 – Dayton	11	15	5	6
Expands Into New Markets				
◆ #7 – Pittsburgh	--	46	--	3
◆ #1 – Youngstown	--	40	--	22
◆ #1 – E. Liverpool-Salem	--	15	--	58

(1) Excludes impact of any banking office closings
(2) June 2006 FDIC data

13

Organizational Structure

Board Composition

	Current	Post-merger
Huntington	11	10
Sky Financial	14	5

Primary Officers

Tom Hoaglin	Chairman & CEO
Marty Adams	President & COO

Succession Plan

Marty Adams	To be appointed President & CEO on, or before, December 31, 2009
Tom Hoaglin	To remain Chairman until early 2011

Other Appointments

Selected the best

14

Organizational Structure

Tom Hoaglin – Chairman & CEO

Lines of Business

Regional Banking – Marty Adams, President & COO (S)

Dealer Sales – Nick Stanutz (H)

Private Financial & Capital Markets Group – Dan Benhase (H)

- Huntington Investment Company – Rob Comfort (H)
- Huntington Capital
- Trust
  - Personal – Bruce Ross (H)
    - NE Ohio – John Gulas (S)
  - Institutional – Nancy Kelly (H)
- Private Banking – Andy Livingston (H)
- Investment Management – Randy Bateman (H)

Support

Finance – Don Kimble, CFO (H)

- Controller – Tom Reed (H)
- Investor Relations – Jay Gould (H)
- Regional Banking – Kevin Thompson (S)

Risk Management – Jim Nelson (H)

- Chief Credit Officer – Dick Witherow (H)

Human Resources – Melinda Ackerman (H)

Legal – Richard Cheap (H)

Government Affairs – Barbara Benham (H)

Merger Integration

Phil Clinard (S)

Milt Baughman (H)

Internal Audit – Eric Sutphin (H)

15

Organizational Structure

Marty Adams – President & COO

Regional Banking

Group President – Jim Dunlap (H)
- W Michigan – Jim Dunlap (H)
- E Michigan – Rebecca Smith (H)
- NW Ohio – Sharon Speyer (S)
- W Pennsylvania – Stephen Sant (S)

Group President – Mike Prescott (H)
- SW Ohio – Mike Prescott (H)
- West Virginia – Mike Comer (H)
- Ohio Valley – Jayson Zatta (S)
- Western Reserve – Rick Hull (S)

Group President – Gary Small (S)
- Cleveland – Jerry Kelsheimer (H)
- Mahoning Valley – Frank Hierro (S)
- Pittsburgh – Vincent Locher (S)
- Indiana – Mike Newbold (S)

Group President – Mary Navarro (H)
- Central Ohio Region – Jim Kunk (H)
- Marketing – Kim Ravenda (H)
- Home Lending – Jim Baron (H)
- Business Banking – Jeff Rosen (H)
- Product Management
- Commercial / Retail
- Channels
  - Call centers
  - ATMs
  - Internet
- Distribution Planning

Insurance – Jerry Batt (S)

Senior Lender – Mike Cross (H)
- Frank Koch (S)

Sales – Perry Atwood – (S)

Operations & Technology – TBD

16

Low Execution / Integration Risk

- **Significant due diligence completed**
- **Retention and familiarity of local management**
- **Key appointments already decided**
- **Similar business model**
  - Local decision making
  - Focus on service excellence
- **Common cultures**
- **Low credit risk**
- **Conservative cost saves**
- **Manageable integration risk**
  - Experienced teams
  - Single bank charter
  - Single technology platform
- **Fits our M&A philosophy**

17

Basis of Presentation

<u>Use of Pro Forma data</u>

This presentation contains Pro Forma financial measures where management believes it to be helpful in understanding how the proposed merger with Sky Financial Group will impact Huntington's results of operations or financial position. The data represent actual reported information as of September 30, 2006 for both organizations, combined arithmetically, with no adjustments for purchase accounting made, unless otherwise noted. The data for Sky Financial Group also include Union Federal Bank reported information on a similar pro forma basis, as this transaction was completed by Sky Financial Group subsequent to September 30, 2006.

<u>Use of non-GAAP financial measures</u>

This presentation contains GAAP financial measures and non-GAAP financial measures where management believes it to be helpful in understanding Huntington's results of operations or financial position. Where non-GAAP financial measures are used, the comparable GAAP financial measure, as well as the reconciliation to the comparable GAAP financial measure, can be found in the current quarter earnings press release, this presentation, or in the Quarterly Financial Review supplement to the current Earnings Press Release, which can be found on Huntington's website at huntington-ir.com.

<u>Annualized data</u>

Certain returns, yields, performance ratios, or growth rates for a quarter are "annualized" in this presentation to represent an annual time period. This is done for analytical and decision-making purposes to better discern underlying performance trends when compared to full-year or year-over-year amounts. For example, loan growth rates are most often expressed in terms of an annual rate like 8%. As such, a 2% growth rate for a quarter would represent an annualized 8% growth rate.

<u>Fully taxable equivalent interest income and net interest margin</u>

Income from tax-exempt earnings assets is increased by an amount equivalent to the taxes that would have been paid if this income had been taxable at statutory rates. This adjustment puts all earning assets, most notably tax-exempt municipal securities and certain lease assets, on a common basis that facilitates comparison of results to results of competitors.

<u>Earnings per share equivalent data</u>

Significant and/or one-time income or expense items may be expressed on a per common share basis. This is done for analytical and decision-making purposes to better discern underlying trends in total corporate earnings per share performance excluding the impact of such items. Investors may also find this information helpful in their evaluation of the company's financial performance against published earnings per share consensus amounts, which typically exclude the impact of significant and/or one-time items. Earnings per share equivalents are usually calculated by applying a 35% effective tax rate to a pre-tax amount to derive an after-tax amount which is divided by the average shares outstanding during the respective reporting period. Occasionally, when the item involves special tax treatment, the after-tax amount is separately disclosed, with this then being the amount used to calculate the earnings per share equivalent.

<u>Rounding</u>

Please note that columns of data in the following slides may not add due to rounding.

<u>NM or nm</u>

Percent changes of 100% or more are shown as "nm" or "not meaningful". Such large percent changes typically reflect the impact of one-time items within the measured periods. Since the primary purpose of showing a percent change is for discerning underlying performance trends, such large percent changes are "not meaningful" for this purpose.

18

Huntington Sky®

A Value Added Combination

A Stronger Regional Presence

21

Fits Our M&A Philosophy [(1)]

- ☑ Adds to shareholder value from the start
- ☑ Builds market share in existing markets
- ☑ Enters new markets with high market shares
- ☑ Enriches deposit mix… higher relative DDA
- ☑ Similar business model… decentralized decision making
- ☑ Similar focus on service excellence
- ☑ Retains local management
- ☑ Similar core values / culture
- ☑ Revenue opportunities… leverage product and service capabilities
- ☑ Leverages technology expertise

(1) As outlined in 9/27/06 analyst day presentation

23

Fits Our M&A Discipline Parameters [(1)]

☑ **Use of realistic cost savings assumptions**
- Within footprint
- Ability to leverage existing Huntington infrastructure

☑ **The present value of synergies exceeds the premium paid to SKYF shareholders**

☑ **GAAP accretive in 2007**
- Excludes one time merger charges
- Includes impact of intangible amortization

☑ **Significant GAAP accretion for second year and beyond**
- Long-term accretion of 10%+ on incremental shares issued

(1) As outlined in 9/27/06 analyst day presentation

24

Accretion Analysis – Pro forma

($ in millions, except per share data)	**2007**	**2008**
Net Income:		
Huntington	$441	$458
Sky Financial	117	251
Pro Forma Net Income	**$558**	**$710**
Adjustments (after-tax):		
Cost Synergies	$29	$81
Acquisition Cost of Cash	(6)	(12)
Net Core Deposit Intangible Amortization	(11)	(22)
Secondary Cash Effects	(1)	(1)
Adjusted Net Income	**$569**	**$756**
Common Shares Issued	130	130
Pro Forma Diluted Shares Outstanding	302	363
HBAN projected GAAP EPS (1)	***$1.87***	***$1.99***
Pro Forma combined GAAP EPS	***$1.88***	***$2.08***
Accretion / Dilution (%)	***0.5%***	***4.5%***
HBAN projected Cash EPS	***$1.90***	***$2.02***
Pro Forma combined Cash EPS	***$1.96***	***$2.20***
Accretion / Dilution (%)	***3.0%***	***8.8%***

1. Mean of Wall Street estimates per Thomson Financial.

25

Accretion Analysis – Pro forma

Key Assumptions

- **SKYF core deposits: $10.7 B**
  - Core deposit intangible: $319.5 MM (3.0% of core deposits)
  - Amortization method: 10 Yr SOYD
- **Cost saves: $115 million pre-tax**
  - 25% of SKYF's $460 MM expense base
  - Phase in: 37.5% in 2007, 100% in 2008 and thereafter
- **Pre-tax restructuring charge: $200 MM**
- **SKYF 2007 EPS and 2008 EPS: $2.00 and $2.14, respectively**
- **HBAN 2007 EPS and 2008 EPS; $1.87 and $1.99, respectively**
  - Stand alone fully-diluted shares: 235.7 MM in 2007 and 230.2 MM in 2008
  - Pro forma fully-diluted shares: 302.3 MM in 2007 and 363.4 MM in 2008

26

Internal Rate of Return

($ in millions)	Transaction Closing	2007	2008	2009	2010	2011
Aggregate deal value	($3,584)					
Cash restructuring costs	(144)					
Sky Financial cash income		$125	$265	$281	$298	$316
Cost saves		29	81	84	88	91
Secondary cash effects		(0)	0	(1)	(4)	(8)
Required growth capital [1]	(0)	(20)	(40)	(42)	(43)	(44)
Terminal multiple (13.0x)	0	0	0	0	0	5,368
Incremental cash flows	**($3,729)**	**$134**	**$306**	**$323**	**$338**	**$5,723**

Estimated IRR	**16.0 %**

1. Based on tangible common equity ratio of 6.50%.

Assumptions:

- SKYF long-term EPS annual growth rate: 7.0%
- SKYF asset growth rate per annum: 3.5%

27

Pro Forma Deposit Market Share (1)

($MM)	Huntington				Sky Financial				Pro Forma			
	Rank	BOs	Deposits	Share	Rank	BOs	Deposits	Share	Rank	BOs	Deposits	Share
Ohio	4	228	$16,278	7.8%	7	221	$8,620	4.1%	3	449	$24,898	11.9%
Michigan	9	119	5,143	3.4	93	5	125	0.1	9	124	5,268	3.5
Indiana	23	25	798	0.9	9	44	2,016	2.3	5	69	2,815	3.2
Pennsylvania	--	--	--	--	17	66	2,552	1.1	17	66	2,552	1.1
West Virginia	6	31	1,549	6.2	61	3	76	0.3	6	34	1,625	6.6
Kentucky	28	14	444	0.7	--	--	--	--	28	14	444	0.7
Columbus	1	67	$8,302	27.0%	15	14	$ 323	1.1%	1	81	$8,625	28.1%
Cleveland	8	47	2,370	3.7	13	31	960	1.5	5	78	3,330	5.2
Indianapolis	9	19	617	2.5	4	44	2,007	8.0	3	63	2,624	10.6
Detroit	8	42	2,297	2.6	--	--	--	--	8	42	2,297	2.6
Toledo	4	20	969	10.7	3	36	1,289	14.2	1	56	2,258	24.9
Pittsburgh	--	--	--	--	7	46	1,845	3.0	7	46	1,845	3.0
Youngstown	--	--	--	--	1	40	1,777	21.5	1	40	1,777	21.5
Cincinnati	5	36	1,532	3.8	75	1	14	0.0	5	37	1,546	3.8
E. Liverpool-Salem	--	--	--	--	1	15	1,261	57.9	1	15	1,261	57.9
Canton-Massillon	2	16	783	15.4	6	12	455	8.9	1	28	1,238	24.3
Grand Rapids	3	23	1,216	10.3	--	--	--	--	3	23	1,216	10.3
Akron	8	13	447	4.2	8	15	427	4.0	6	28	874	8.2
Dayton	6	11	468	4.6	11	4	129	1.3	6	15	597	5.9

(1) June 2006 FDIC data; excludes impact of any banking office closings

BOs = Banking offices

28

Loan Portfolio Composition (1)

Loans and Leases - avg. **2006 Third Quarter**

(in millions)

	HBAN		SKYF *		Pro-forma	
Middle market commercial & industrial	$ 5,591	21 %	$ 3,082	24 %	$ 8,673	22 %
Middle market commercial real estate	3,917	15	4,556	36	8,473	22
Small business C&I and CRE	2,531	10	527	4	3,058	8
Total commercial	12,039	46	8,165	65	20,204	52
Automobile loans and leases	4,055	15	442	3	4,497	12
Home equity	5,041	19	2,049	16	7,090	18
Residential mortgage	4,748	18	1,737	14	6,485	17
Other loans	430	2	264	2	694	2
Total consumer	14,274	54	4,492	35	18,766	48
Total loans and leases	$ 26,313	100 %	$ 12,657	100 %	$ 38,970	100 %
Average yield	6.96%		7.77%		7.22%	

* Reported 3Q06 amounts adjusted for subsequent acquisitions

(1) Excluding any purchase accounting adjustments

29

Deposit Mix (1)

Deposits - avg.

2006 Third Quarter

(in millions)

	HBAN				SKYF *				Pro-forma			
Demand deposits - non-interest bearing	$	3,509	14		$	1,895	14		**$**	**5,404**	**14**	
Demand deposits - interest bearing		7,858	32			627	5			**8,485**	**22**	
Savings and other domestic time deposits		2,923	12			3,688	28			**6,611**	**17**	
Core certificates of deposit		5,334	22			4,367	33			**9,701**	**26**	
Total core deposits		19,624	80			10,577	80			**30,201**	**80**	
Other domestic time deposits of $100,000 or more		1,141	5			1,569	12			**2,710**	**7**	
Brokered deposits and negotiable CDs		3,307	13			1,059	8			**4,366**	**12**	
Foreign time deposits		521	2			-	-			**521**	**1**	
Total deposits	$	24,593	100	%	$	13,205	100	%	**$**	**37,798**	**100**	%
Average rate		3.66%				3.53%				**3.62%**		
Average rate including non-interest bearing		3.14%				3.03%				**3.10%**		

* Reported 3Q06 amounts adjusted for subsequent acquisitions

(1) Excluding any purchase accounting adjustments

30

Earning Assets & Funding Mix (1)

Earning Assets - avg.

2006 Third Quarter

(in millions)

	HBAN		SKYF *		Pro-forma	
Loans and leases	$ 26,313	82 %	$ 12,657	76 %	**$ 38,970**	**80 %**
Investment securities	4,945	15	3,624	22	**8,569**	**18**
Other	712	2	483	3	**1,195**	**2**
Total earning assets	$ 31,970	100 %	$ 16,764	100 %	**$ 48,734**	**100 %**
Average yield	6.73%		6.94%		**6.80%**	

Interest Bearing Liabilities - avg.

	HBAN		SKYF *		Pro-forma	
Interest bearing deposits	$ 21,084	75 %	$ 11,310	78 %	**$ 32,394**	76 %
Short-term borrowings	1,660	6	850	6	**2,510**	6
Federal Home Loan Bank advances	1,349	5	1,657	11	**3,006**	7
Subordinated notes and other long-term debt	3,921	14	602	4	**4,523**	11
Total interest bearing liabilities	$ 28,014	100 %	$ 14,419	100 %	**$ 42,433**	100 %
Average rate	4.02%		3.92%		**3.99%**	

	HBAN	SKYF *	Pro-forma
Net Interest Margin	3.22%	**3.49%**	**3.34%** (2)

* Reported 3Q06 amounts adjusted for subsequent acquisitions

(1) Excluding any purchase accounting adjustments

(2) 3.39% including 16 bp improvement from SKYF's announced investment portfolio restructuring

31

Financial Performance Summary (1)

	Third Quarter 2006			First 9 Months 2006		
	HBAN	SKYF *	Pro-forma	HBAN	SKYF *	Pro-forma
(in thousands)						
Net interest income	$ 255,313	$ 146,692	**$ 402,005**	$ 761,188	$ 449,858	**$ 1,211,046**
Provision for credit losses	14,162	8,805	**22,967**	49,447	28,193	**77,640**
Total non-interest income	$ 97,910	$ 43,787	**$ 141,697**	$ 420,463	$ 198,489	**$ 618,952**
Total non-interest expense	$ 242,430	$ 120,589	**$ 363,019**	$ 733,204	$ 386,690	**$ 1,119,894**
Income before income taxes	$ 96,631	$ 61,085	**$ 157,716**	$ 399,000	$ 233,464	**$ 632,464**
Net interest margin (2)	3.22	3.34%	**3.34**	3.29	3.58	**3.39**
Efficiency ratio (3)	57.8	55.2	**54.1**	58.1	57.6	**53.4**
Revenue - fully taxable equivalent (FTE)						
Net interest income	$ 255,313	$ 146,692	**$ 402,005**	$ 761,188	$ 449,858	**$ 1,211,046**
FTE adjustment (2)	4,090	766	**4,856**	11,910	2,286	**14,196**
Net interest income (2)	259,403	147,458	**406,861**	773,098	452,144	**1,225,242**
Non-interest income	97,910	43,787	**141,697**	420,463	198,489	**618,952**
Total revenue (2)	$ 357,313	$ 191,245	**$ 548,558**	$ 1,193,561	$ 650,633	**$ 1,844,194**

(1) Excluding any purchase accounting adjustments
(2) On a FTE basis assuming a 35% tax rate.
(3) (NIE-amort. intang.)/(Total FTE revenue- sec.gains) with pro-forma amounts including pro-rata estimate of targeted $115MM of expense saves.

32

Non-interest Income Detail (1)

Third Quarter 2006

(in thousands)	HBAN		SKYF *		Pro-forma	
Service charges on deposit accounts	$ 48,718	50 %	$ 25,953	59 %	$ 74,671	53 %
Trust services	22,490	23	5,835	13	28,325	20
Brokerage and insurance income	14,697	15	15,156	35	29,853	21
Bank owned life insurance income	12,125	12	1,585	4	13,710	10
Other service charges and fees	12,989	13	9,334	21	22,323	16
Mortgage banking	(2,166)	(2)	(20,507)	(47)	(22,673)	(16)
Securities gains (losses)	(57,332)	(59)	36	0	(57,296)	(40)
Gain on sale of automobile loans	863	1	-	-	863	1
Other	36,946	38	6,395	15	43,341	31
Sub-total before automobile operating lease income	89,330	91	43,787	100	133,117	94
Automobile operating lease income	8,580	9	-	-	8,580	6
Total non-interest income	$ 97,910	100 %	$ 43,787	100 %	$ 141,697	100 %

First 9 Months 2006

(in thousands)	HBAN		SKYF *		Pro-forma	
Service charges on deposit accounts	$ 137,165	33 %	$ 76,647	39 %	$ 213,812	35 %
Trust services	66,444	16	17,728	9	84,172	14
Brokerage and insurance income	44,235	11	50,828	26	95,063	15
Bank owned life insurance income	32,971	8	4,702	2	37,673	6
Other service charges and fees	37,570	9	26,851	14	64,421	10
Mortgage banking	36,021	9	(8,325)	(4)	27,696	4
Securities gains (losses)	(57,387)	(14)	(4,456)	(2)	(61,843)	(10)
Gain on sale of automobile loans	1,843	0	-	-	1,843	0
Other	83,830	20	34,514	17	118,344	19
Sub-total before automobile operating lease income	382,692	91	198,489	100	581,181	94
Automobile operating lease income	37,771	9	-	-	37,771	6
Total non-interest income	$ 420,463	100 %	$ 198,489	100 %	$ 618,952	100 %

* Reported 3Q06 amounts adjusted for subsequent acquisitions

(1) Excluding any purchase accounting adjustments

33

Non-interest Expense Detail (1)

Third Quarter 2006

(in thousands)	HBAN		SKYF *		Pro-forma	
Personnel costs	$ 133,823	55 %	$ 67,139	56 %	$ 200,962	55 %
Net occupancy	18,109	7	11,587	10	29,696	8
Outside data processing and other services	18,664	8	3,456	3	22,120	6
Equipment	17,249	7	5,721	5	22,970	6
Professional services	6,438	3	2,390	2	8,828	2
Marketing	7,846	3	4,910	4	12,756	4
Telecommunications	4,818	2	2,201	2	7,019	2
Printing and supplies	3,416	1	1,405	1	4,821	1
Amortization of intangibles	2,902	1	3,728	3	6,630	2
Merger, integration and restructuring	442	0	941	1	1,383	0
Other	22,735	9	17,111	14	39,846	11
Sub-total before automobile operating lease expense	236,442	98	120,589	100	357,031	98
Automobile operating lease expense	5,988	2	-	-	5,988	2
Total non-interest expense	$ 242,430	100 %	$ 120,589	100 %	$ 363,019	100 %

First 9 Months 2006

(in thousands)	HBAN		SKYF *		Pro-forma	
Personnel costs	$ 403,284	55 %	$ 216,437	56 %	$ 619,721	55 %
Net occupancy	54,002	7	39,041	10	93,043	8
Outside data processing and other services	58,084	8	10,429	3	68,513	6
Equipment	51,761	7	17,721	5	69,482	6
Professional services	18,095	2	7,162	2	25,257	2
Marketing	25,521	3	14,585	4	40,106	4
Telecommunications	14,633	2	6,327	2	20,960	2
Printing and supplies	10,254	1	4,333	1	14,587	1
Amortization of intangibles	6,969	1	11,413	3	18,382	2
Merger, integration and restructuring	4,092	1	1,485	0	5,577	0
Other	59,192	8	57,757	15	116,949	10
Sub-total before automobile operating lease expense	705,887	96	386,690	100	1,092,577	98
Automobile operating lease expense	27,317	4	-	-	27,317	2
Total non-interest expense	$ 733,204	100 %	$ 386,690	100 %	$ 1,119,894	100 %

* Reported 3Q06 amounts adjusted for subsequent acquisitions

(1) Excluding any purchase accounting adjustments

34

Credit Quality (1)

(in thousands)

NPLs/NPAs

	HBAN	SKYF *	Pro-forma
	September 30, 2006		
Non-performing loans and leases (NPLs)	$ 129,312	$ 148,542	$ 277,854
Other real estate owned (OREO)	41,900	18,139	60,039
Non-performing assets (NPAs)	$ 171,212	$ 166,681	337,893
NPLs percent of total loans and leases	0.49 %	1.18 %	0.71 %
NPAs percent of total loans and leases + OREO	0.65	1.32	0.87

ALLL/ACL

	HBAN	SKYF *	Pro-forma
Allowance for loan and lease losses (ALLL)	$ 280,152	$ 173,381	$ 453,533
Allowance for unfunder loan commitments (AULC)	39,302	522	39,824
Allowance for credit losses (ACL)	$ 319,454	$ 173,903	493,357
ALLL percent of:			
Total loans and leases	1.06 %	1.37 %	1.16 %
NPLs	217	117	163
NPAs	164	104	134
ACL percent of:			
Total loans and leases	1.21 %	1.38 %	1.27 %
NPLs	247	117	178
NPAs	187	104	146

Net Charge-offs (NCOs)

	HBAN	SKYF *	Pro-forma
	Third Quarter 2006		
Net charge-offs (NCOs)	$ 21,239	$ 11,488	$ 32,727
NCO annualized percentages	0.32 %	0.36 %	0.34 %
	First 9 Months of 2006		
Net charge-offs (NCOs)	$ 59,406	$ 35,698	$ 95,104
NCO annualized percentages	0.31 %	0.37 %	0.33 %

* Reported 3Q06 amounts adjusted for subsequent acquisitions

(1) Excluding any purchase accounting adjustments

35

[Below is the Employee Call Script]

	CONFIDENTIAL DRAFT	12/2006 (12:00 PM ET)

1	Script for Employee Call
2
3	Good afternoon, everyone. This is Marty [Adams]. Thanks for taking time out of your day to join me on
4	this call.
5
6	I am delighted to discuss with you the news we announced yesterday that Sky Financial Group has
7	agreed to merge with Huntington. The merger is comprised of stock and cash and is valued at
8	approximately $3.6 billion. While I’m sure most of you have read about the merger, I wanted to reach out
9	to you personally and give you some perspective on the strategic rationale behind this exciting
10	combination.
11
12	As you know, the board, our executive team and I are extremely proud of Sky’s performance and the hard
13	work each of you do every day. We were not actively seeking a partner. Rather, up to now, we’ve
14	always been a buyer not a seller. However, given this point in our evolution and after carefully reviewing
15	this opportunity our Board determined that merging with Huntington was in Sky’s best interests.
16
17	There has been a great deal of consolidation among companies like ours in the Midwest for some time
18	now, and Sky has been an active participant. Our success is due largely to your excellent performance
19	and commitment to our clients and the communities we serve. So, given our shared values, the
20	opportunity to merge with Huntington presents a great fit for Sky’s clients and the long-term future of our
21	organization. Given the markets Sky and Huntington serve and our lines of business, this transaction
22	makes great strategic sense. Huntington is an ideal merger partner to accelerate our continued growth
23	and success. As we look for ways to better compete, the combined resources of Huntington and Sky will
24	allow us to continue the tradition of client focus.
25
26	Once completed, the company will be called Huntington Bancshares and will be headquartered in
27	Columbus, Ohio. The combined company will maintain regional headquarters in local markets close to its
28	clients. We will continue to have a substantial presence in Bowling Green and Salineville, as well as the
29	communities we currently serve. As a combined company, we will have a strong presence throughout the
30	Midwest, particularly in Ohio, where we will be the third largest bank in the state. Indianapolis will also
31	continue to be an important market for us after just completing the acquisition of Union Federal Bank of
32	Indianapolis.
33
34	We expect the merger to close in the third quarter of 2007, subject to customary closing conditions
35	including the approval of Sky’s and Huntington’s shareholders and the receipt of regulatory approvals.
36	After the closing, I will become president and chief operating officer, reporting to Tom Hoaglin,
37	Huntington’s chairman and chief executive officer. However, as part of the merger agreement, by the end

	CONFIDENTIAL DRAFT	12/2006 (12:00 PM ET)

38	of 2009, I will become chief executive officer and president of Huntington and Tom will remain Chairman
39	until early 2011.
40
41	It is important to remember that Sky and Huntington remain separate companies until the merger is
42	complete – so it’s business as usual until then. In the interim, please visit Sky Central as we will be
43	making every effort to keep you informed of any developments in this process. If you have any questions,
44	don’t hesitate to email them to the Employee Question E-mail Box at asksky@skyfi.com.
45
46	In our effort to provide a seamless merger for our employees and clients, both companies will initiate an
47	extensive communication outreach program.
48
49	Although we don’t know all of the details at this time, I think you would agree that Sky has a history of
50	treating employees fairly and will communicate information as soon as possible. [Given the overlap in the
51	markets and communities we serve and our lines of business, we expect there will be some workforce
52	reductions after the merger closes. The company will be providing severance and outplacement services.
53	However, we expect that there will also be numerous opportunities for career growth and advancement
54	for Sky employees in the combined company.
55
56	Finally, as you might expect, the media will have some interest in this news. Should you receive any calls,
57	please forward them to Tim Dirrim and Curtis Shepherd in corporate communications. Their numbers are
58	available in the FAQ posted on our intranet.
59
60	This concludes my comments tonight. Let me again reiterate just how exciting a time this is in Sky’s
61	history, and how much we’re looking forward to the opportunities that the future holds. As always, I thank
62	you for your continued commitment to and focus on our clients and hope that you share in our optimism
63	for the future of Sky and Huntington.

[Below is the Sky Financial Employee FAQ]

CONFIDENTIAL DRAFT	12/20/06 (12:00 PM ET)

Frequently Asked Questions (FAQ) for Sky Employees
Sky and Huntington Sky Merger
December 2006

NOTE: This document is intended to answer some of the questions you may have regarding Sky’s merger with Huntington. As you could appreciate, we will not have answers to all of your questions at this early stage, but will update this document periodically with new information. In the meantime, if you have a question that is not listed on this document, please feel free to email it to our Employee Question E-mail Box at [                    ].

ADMINISTRATIVE

1.	Who is Huntington Bank?
Huntington Bancshares Incorporated is a regional bank holding company headquartered in Columbus, Ohio. Huntington has more than 380 banking offices and nearly 1,000 ATMs in five states: Ohio, Michigan, West Virginia, Indiana and Kentucky. Huntington has a rich banking history dating back to over 140 years. Huntington is traded on Nasdaq under the ticker “HBAN.” To learn more, visit [ ].

Huntington is an ideal fit for Sky. Huntington has been a strong competitor that reflects and shares our culture, understands our values, our markets and our clients.

2.	When will the merger be completed?
We expect that the merger of Sky Financial Group and Huntington Bancshares will close in the third quarter of 2007.

3.	What happens between now and closing?
Huntington and Sky will operate as separate companies until closing, and there will be very few changes. A joint integration team is currently being organized and we will keep you updated as major developments unfold.

4.	Why is this good for clients?
The merger will provide Sky clients with new capabilities, locations, ATMs and even more services and products. In addition they will continue to receive great service and a commitment to their local communities.

5.	How should I communicate to clients during this time?
Please continue to work with your clients just like you normally would today. During this period of transition, it will be business as usual – so continue to respond to clients quickly if they have questions or concerns about their everyday banking or this merger. Your manager/supervisor will assist you with answers to any questions you are unable to address with the tools you have been provided.

6.	What should I do if the media contacts me?
During this time, it is important that we speak with one voice. All media inquiries should be directed to Tim Dirrim at [ ] or Curtis Shepherd at [ ].

1

CONFIDENTIAL DRAFT	12/20/06 (12:00 PM ET)

7.	What should I tell my clients?
Huntington’s structure drives decision-making to the local level, closest to the client. You will continue to work with the same people you see every day at your local office. Huntington and Sky have similar approaches to client service, including the ability to make as many decisions as possible at the local level.

In addition, by being part of a larger bank, your clients will now have access to financial centers and
ATMs in Ohio, Michigan, West Virginia and Indiana. Additionally, Huntington offers clients access to highly-rated Internet banking services.

Huntington offers a broad array of sophisticated products and services for businesses and individuals, including treasury management, investment management, equipment finance, 401(K), retail securities and interest rate swaps. If clients have questions that you cannot answer as we go through the process, be sure to let your manager know. We are all committed to making the transition as smooth as possible.

HUMAN RESOURCES

8.  How will my employment be affected by the merger?
     Employees are critical to making this merger a success. Decisions about the combined company, including staffing decisions, will be made as we work through the integration process. Sky and Huntington have a history of treating employees fairly and will communicate information as soon as possible to all affected employees.
     It is clear that there is some overlap of operations, however no decisions have been made with regard to office consolidations or duplicated functions. Our management team will work closely with Huntington to evaluate the options and determine the best possible solution. We will share those decisions with you as they are made.

COMBINED COMPANY

9.	Will the Bank’s name change?
Yes. After the merger closes, the combined company will be named Huntington.

10.	Will any branch offices be consolidated?
Given the overlap in the markets and communities we serve and our lines of business, we expect that some branch offices will be consolidated. We are just beginning the process of identifying these specific locations. However, our objective is to maximize our collective resources to determine which facilities best meet the needs or both our clients.

11.	What will happen to Sky Insurance and its employees?
Sky Insurance and their employees will be merged into Huntington as well.

12.	What will happen to Sky Trust and its employees?
Sky Trust and their employees will be merged into Huntington as well.

13.	When will I learn more information?
An integration team is currently being put in place and a detailed project plan will be instituted very soon. As a part of this plan, the desire is to communicate as frequently as possible with accurate information. We will communicate via the most appropriate mechanism for the information. These may include Sky Central stories, communicator e-mails, conference calls, one-on-one meetings and any other form appropriate.

14.	When Sky becomes part of Huntington, will it continue to be a community-based bank with local decision-making?
Yes. This is one of the reasons we believe that Huntington is the right partner for Sky. Huntington’s structure drives decision-making to the local level, closest to the client.

2

CONFIDENTIAL DRAFT	12/20/06 (12:00 PM ET)

COMPENSATION AND BENEFITS

15.	What will happen to our benefits programs after the merger?
Huntington offers a comprehensive and competitive benefits program designed to meet the individual and family needs of its employees. Benefits are an important aspect of an employee’s total compensation package at Huntington and Huntington is committed to keeping its total compensation package competitive when compared to its peers. Benefits packages vary from employer to employer. As you will see, while there are some differences in benefits, Huntington’s benefits package is similar to the benefits package offered at Sky. Highlights of the benefits package offered by Huntington to its eligible employees include:

	9	Medical and prescription drug benefits through Anthem Blue Cross Blue Shield in all markets and Aultcare in certain Ohio markets
	9	Dental benefits through CIGNA
	9	Vision benefits through Vision Services Plan (“VSP”)
	9	Health and dependent care spending accounts
	9	Company paid short-term and long-term disability benefits
	9	Company paid term life and business travel insurance
	9	Employee paid accidental death and dismemberment, optional term and dependent term life insurance
	9	Paid time off as well as nine paid holidays
	9	401(k) plan with the same employer matching contribution formula as Sky’s 401(k) plan
	9	Final average pay defined benefit pension plan
	9	Retiree medical and life insurance
	9	Tuition assistance
	9	Employee assistance plan
	9	Transition pay plan that provides severance pay to employees whose positions are eliminated
	9	Free checking and other free or reduced fee banking, mortgage and investment services

For more information about Huntington’s benefit package, a brochure entitled “Your Benefits at Huntington,” will be placed on Sky’s intranet in the near future. Importantly, following the merger, Sky employees who become Huntington employees will be offered benefits that are as favorable as the benefits offered to similarly situated Huntington employees.

Your service with Sky, Sky’s subsidiaries and employers acquired by Sky will count towards eligibility and vesting of benefits under Huntington’s programs to the same extent your service was counted for these purposes by Sky. While your service with Sky, its subsidiaries and employers acquired by Sky will count for eligibility and vesting in Huntington’s defined benefit pension plan, your prior service will not count when determining the amount of your benefit under this plan. This is because eligible Sky employees have received contributions under Sky’s profit sharing and ESOP during their employment with Sky.

During the first quarter of 2007, the benefits teams at Huntington and Sky will meet to determine the best course of action for transitioning Sky employees to Huntington’s payroll and benefits. This transition will occur after the merger closes (expected in the third quarter 2007). Employees will be updated once these decisions have been made.

We hope the information provided, along with information on the Sky intranet, has given you a basic understanding of Huntington’s current benefits program. We appreciate your patience while the details of the benefits and payroll transition are worked out.

3

CONFIDENTIAL DRAFT	12/20/06 (12:00 PM ET)

16.	What is Huntington’s Compensation Philosophy? Does Huntington have an employee incentive compensation plan?

The Huntington Compensation Program recognizes employees for their contributions toward achievement of our company’s goals. These contributions vary in type and scope, depending on the requirements of the job, the skills and knowledge one brings to a particular job and the quality of the work performed. The overall objective is to identify, recognize and reward these different contributions in a fair and equitable way.

For most employees the compensation programs consist of incentive pay and base pay. Base pay is designed to 1) ensure competitive compensation, 2) support our business strategy 3) reward diverse skill levels, 4) be simple to use and understand and 4) be flexible to accommodate rapid change.

Under our incentive pay programs, every employee is eligible to participate in a bonus or incentive program.

17.	What changes will be made to the Sky management structure?
Marty Adams, Sky’s Chairman, President, and CEO will become the President and Chief Operating Officer for the combined company and 1/3 of the Board of Directors will be comprised of former Sky Directors. No other specific decisions have been made at this time.

4

[Below is a letter to Sky Employees]

MEMO

To:	All Sky Employees

From:	Marty E. Adams, Chairman, President and CEO

Date:	December 20, 2006

Re:	Huntington Bancshares and Sky Financial Group Announce $3.6 Billion Merger Agreement

At Sky, our clients and employees have always come first. With that unchanging philosophy as our cornerstone, it is with great excitement that Sky today has announced that we will be merging with Huntington Bancshares in a stock and cash merger valued at approximately $3.6 billion. A copy of the press release issued today is available in a related story on Sky Central.

There has been considerable consolidation activity among financial services companies in the Midwest and Sky has been one of the most active participants. Our success in the marketplace is due largely to your excellent performance, which consistently is above and beyond what I and the Board ask of you. Our success is what attracted Huntington to Sky. Because of your efforts, Sky has grown through acquisitions, organic growth and a consistent focus on our five strategic priorities. Given the markets Sky and Huntington serve and our lines of business, this merger makes great strategic sense and Huntington is an ideal merger partner to accelerate our continued growth and success.

As part of the agreement, the combined company, which will be called Huntington, will be headquartered in Columbus, Ohio. Huntington will maintain regional headquarters in local markets close to its clients. We will also continue to have a substantial presence in Bowling Green and Salineville, as well as the other communities Sky currently serves. As a combined company, we will have a strong presence throughout the Midwest.

We expect the merger to close in the third quarter of 2007, subject to customary closing conditions including approval by both companies’ shareholders and receipt of regulatory approvals. Upon closing of the merger, I will become president and chief operating officer of the combined company, reporting to Tom Hoaglin, who will remain chairman and chief executive officer. I will then become chief executive officer and president by the end of 2009, and Tom will remain as chairman until early 2011. It is important to note that employees are critical to making this merger a success. Decisions about the combined company, including staffing decisions, will be made as we work through the integration process. Sky and Huntington have a history of treating employees fairly and will communicate information as soon as possible to all affected employees.

Until the merger closes, Sky and Huntington remain separate companies, and it is important for us all to remember that it is business as usual. I know I can count on you to remain focused on our objectives. We will make every effort to keep you up to date on all developments and progress throughout this process. Please feel free to visit Sky Central for updates on the merger, and as always, should you have any questions in the interim, you could email them to our Employee Question E-mail Box at [           ].

We are committed to a seamless transition for both employees and Sky’s clients. Huntington and Sky will initiate an extensive communication outreach program to ensure that all clients are informed prior to any changes resulting from the merger.

This combination is likely to attract interest from the media and other external audiences, and it is important we be clear and consistent in our communications to other interested parties. If you receive any calls from the media or other outside parties, please forward them to Tim Dirrim at [            ] or Curtis Shepherd at [            ].

We will have an “All Employee Call” on Thursday, December 21 at 4:30 PM ET. Please be on the lookout for a Sky Communicator e-mail Thursday before noon that will have the call information.

This is an exciting time in our organization’s history, and we’re looking forward to the opportunities that the future holds. As always, I want to thank you and ask for your continued commitment and focus on our clients.

Forward-looking Statement
This communication contains certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the merger between Huntington and Sky Financial Group, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements.

Additional Information About the Merger and Where to Find It
Huntington and Sky Financial will be filing relevant documents concerning the merger with the Securities and Exchange Commission, including a registration statement on Form S-4 which will include a proxy statement/prospectus. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Huntington and Sky Financial Group, at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287, Attention: Investor Relations, [            ], or Sky Financial Group., 221 South Church Street, Bowling Green, Ohio, 43402.

Stockholders are urged to read the proxy statement/prospectus, and other relevant documents filed with the Securities and Exchange Commission regarding the proposed merger when they become available, because they will contain important information.

The directors and executive officers of Huntington and Sky Financial Group and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Huntington’s directors and executive officers is available in its proxy statement filed with the SEC by Huntington on March 8, 2006. Information regarding Sky Financial Group’s directors and executive officers is available in its proxy statement filed with the SEC by Sky Financial Group on February 23, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

[Below is a Sky Central Announcement of the Merger]

CONFIDENTIAL DRAFT	12/20/06 (12:15 PM ET)
Sky Central Announcement

1	HUNTINGTON BANCSHARES AND SKY FINANCIAL GROUP ANNOUNCE $3.6 BILLION
2	MERGER AGREEMENT
3
4	On December 20, Sky Financial announced that it will be merging with Huntington
5	Bancshares in a stock (90%) and cash transaction (10%) valued at approximately $3.6 billion.
6
7	This is an exciting development for Sky and one that is expected to generate many questions
8	from employees and clients. Sky employees have been sent an email from Marty Adams that
9	provides some information about the rationale behind the transaction and what to expect going
10	forward. Marty will also be hosting an “All Employee Call” on Thursday, December 21 at 4:30 PM
11	ET for Sky employees to give some more perspective about the merger. A Sky Communicator e-
12	mail will be distributed Thursday before noon that will have the call information.
13
14	Additionally, an employee FAQ is available at INSERT URL and a client FAQ is available at
15	INSERT URL. These documents will be updated periodically as Sky’s and Huntington’s
16	integration teams work through the merger process, so be sure to check back for new
17	information. Our clients should not expect any changes straight away, as the merger is expected
18	to close in the third quarter of 2007. Both Sky and Huntington are committed to a seamless
19	transition for our clients and will initiate an extensive communication outreach program to ensure
20	that all clients are informed prior to any changes resulting from the merger.
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22	To read the complete press release Sky and Huntington issued today, please click HERE.
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Forward-looking Statement

     This filing contains certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the merger between Huntington Bancshares Incorporated (“Huntington”) and Sky Financial Group, Inc. (“Sky Financial”), which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of Huntington and Sky Financial may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the merger may not be obtained on the proposed terms and schedule; Huntington and/or Sky Financial’s stockholders may not approve the merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in Huntington’s 2005 Annual Report on Form 10-K/A, Sky Financial’s 2005 Annual Report on Form 10-K, and documents subsequently filed by Huntington and Sky Financial with the Securities and Exchange Commission. All forward-looking statements included in this filing are based on information available at the time of the filing. Neither Huntington nor Sky Financial assumes any obligation to update any forward-looking statement.

Additional Information About the Merger and Where to Find It

     Huntington and Sky Financial will be filing relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4 which will include a proxy statement/prospectus. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Huntington and Sky Financial, at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington, Huntington Center, 41 South High Street, Columbus, Ohio 43287, Attention: Investor Relations, 614-480-4060, or Sky Financial, 221 South Church Street, Bowling Green, Ohio, 43402. The final proxy statement/prospectus will be mailed to stockholders of Huntington and Sky Financial.

     Stockholders are urged to read the proxy statement/prospectus, and other relevant documents filed with the Securities and Exchange Commission regarding the proposed transaction when they become available, because they will contain important information.

     The directors and executive officers of Huntington and Sky Financial and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Huntington’s directors and executive officers is available in its proxy statement filed with the SEC by Huntington on March 8, 2006. Information regarding Sky Financial’s directors and executive officers is available in its proxy statement filed with the SEC by Sky Financial on February 23, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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